June 6, 2018

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds

Re:	NuStar Energy L.P.

Amendment No. 2 to Registration Statement on Form S-4

Filed May 21, 2018

File No. 333-223671

Dear Mr. Reynolds:

Set forth below are the responses of NuStar Energy L.P., a Delaware limited partnership (the “Partnership”), to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter dated May 31, 2018 (the “Comment Letter”) with respect to Amendment No. 2 to Registration Statement on Form S-4 filed by the Partnership on May 21, 2018 (File No. 333-223671) (the “Registration Statement”).

For the convenience of the Staff’s review, the Partnership has set forth below the comments contained in the Comment Letter, followed by the Partnership’s responses. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Concurrently with this letter, the Partnership is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which includes revisions to the Registration Statement in response to the Staff’s comments thereto. The Partnership is also mailing to the Staff’s attention for its convenience a copy of this letter, together with a marked copy of Amendment No. 3 showing changes to the Registration Statement.

The Merger, page 30

Background of the Merger, page 30

Subsequent Events, page 36

1.

We note that you revised disclosure to reflect that Baird presented pro forma financial analysis to the NSH Conflicts Committee on March 8, 2018 and April 19, 2018 to assist the Committee in considering its response to the ETE Letter in response to prior comment 2. Please expand to summarize material differences in the market data used in Baird’s

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U.S. Securities and Exchange Commission

analysis and the material findings of such discounted cash flow analysis, discounted distribution analysis, selected public company comparable analysis and selected precedent transaction analysis presented on March 8, 2018 and April 19, 2018.

Response

In response to the Staff’s comment, the Partnership has revised the disclosure on pages 37, 38 and 59 of Amendment No. 3.

Exhibit 8.1

2.	We note your revised disclosure in response to prior comment 5 continues to reference that the discussion in registration statement “insofar as it summarizes certain U.S. federal income tax consequences” is the opinion of counsel. Please revise to clarify that the discussion of the material tax consequences is the opinion of tax counsel. For guidance, see Section III.C.2 of Staff Legal Bulletin 19.

Response

In response to the Staff’s comment, the Partnership has filed as Exhibit 8.2 a revised form of tax opinion of counsel.

In addition to the foregoing, the Partnership notes that the Second Amended and Restated Limited Liability Company Agreement of NuStar GP Holdings, LLC (“NSH”), as amended, provides that a meeting of NSH’s members may be adjourned from time to time by the chairman of the meeting without a vote of the members. Therefore, the form of proxy card does not include a separate proposal for the adjournment of the NSH meeting.

U.S. Securities and Exchange Commission

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (210) 918-2512.

Very truly yours,

/s/ Amy L. Perry
Amy L. Perry
Senior Vice President, General Counsel – Corporate & Commercial Law and Corporate Secretary

cc:	George J. Vlahakos, Sidley Austin LLP

Mark V. Purpura, Richards, Layton & Finger, P.A.

Igor Kirman, Wachtell, Lipton, Rosen & Katz